EXHIBIT 99.2

NXT ENERGY SOLUTIONS INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT an annual and special meeting (the "Meeting") of holders ("Shareholders") of common shares (the "Common Shares") of NXT Energy Solutions Inc. (the "Company" or "NXT") will be held as follows:

When:	10:00 am (Calgary time) on Monday, June 2, 2025

Where:	Norton Rose Fulbright Canada LLP 400 3rd Avenue SW, Suite 3700 Calgary, Alberta T2P 4H2 Telephone: 403.267.8222

The purpose of the Meeting will be to consider the following items of business:

1.	to receive and consider the audited financial statements of the Company for the year ended December 31, 2024, the accompanying notes thereto, and the auditor's report in respect thereof;

2.	to elect eight directors of the Company;

3.	to appoint MNP LLP, Chartered Professional Accountants, as the auditors of the Company for the ensuing year at a remuneration to be determined by the Board of Directors of the Company (the "Board");

4.

to consider and approve the Unallocated Options Resolution (as defined in the accompanying management information circular), the full text of which is reproduced as Error! Reference source not found. to the accompanying management information circular;

5.

to consider and approve the Deferred Share Unit Plan Resolution (as defined in the accompanying management information circular), the full text of which is reproduced as Error! Reference source not found. to the accompanying Information Circular; and

6.	to transact such other business as may be properly brought before the Meeting.

The specific details of the matters to be brought before the Meeting are set forth in the accompanying management information circular which forms part of this Notice. Shareholders are reminded to review the information circular in detail prior to voting on the foregoing matters.

The Board has fixed April 14, 2025, as the record date for the determination of Shareholders entitled to receive notice of and to vote at the Meeting and at any postponement or adjournment thereof.

DATED at Calgary, Alberta, this 17th day of April 2025.

BY ORDER OF THE BOARD OF DIRECTORS
"Charles Selby"
Chairman of the Board

Important

Shareholders who are unable to attend the Meeting or any postponement or adjournment thereof in person are requested to complete, date and sign the instrument of proxy delivered with the notice-and-access notification package (see “General Information – Notice-and-Access” in the enclosed Information Circular) and return it to Computershare Trust Company at 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, (facsimile: 1-866-249-7775) at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting or any postponement or adjournment thereof.

Shareholders are cautioned that the use of mail to transmit proxies is at each Shareholder's risk.